Tumi Resources Ltd.
Common Shares
899694103
December 31, 2003


CUSIP 89964103
1. Sprott Asset Management Inc.
   Suite 2700, South Tower, Royal Bank Plaza, Toronto, Ontario  M5J 2J1
   Canada

2. n/a

3.

4. Ontario, Canada

5. 2,500,000

6. 12,158

7. 2,500,000

8. 12,158

9. n/a

10. n/a

11. n/a

12. BD


Item 1
(a) Tumi Resources Ltd.
(b) 1305-1090 West Georgia Street
    Vancouver, BC
    V6E 3V7
    Canada

Item 2
(a) Sprott Asset Management Inc.
(b) Suite 2700, South Tower
    Royal Bank Plaza
    P.O. Box 27
    Toronto, Ontario  M5J 2J1
    Canada
(c) Canadian
(d) Common Shares
(e) 899694103

Item 3
n/a

Item 4
(a) n/a
(b) n/a
(c) (i) 2,500,000
    (ii) 12,158
    (iii) 2,500,000
    (iv)  12,158

Item 5
N/A

Item 6
n/a

Item 7
n/a

Item 8
n/a

Item 9
n/a

Item 11
January 12, 2004
Neal Nenadovic
Chief Financial Officer